Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Third Quarter 2024 Financial Results

BEIJING, November 22, 2024 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s adult online education market and China’s adult personal interest learning market, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial and Operational Snapshots

•	Net revenues were RMB491.3 million (US$70.0 million), compared to RMB524.6 million in the third quarter of 2023.

•	Gross billings (non-GAAP) were RMB360.3 million (US$51.3 million), compared to RMB390.0 million in the third quarter of 2023.

•	Gross profit was RMB409.2 million (US$58.3 million), compared to RMB460.5 million in the third quarter of 2023.

•	Net income was RMB89.3 million (US$12.7 million), compared to RMB131.6 million in the third quarter of 2023.

•	Net income margin[1] was 18.2% in the third quarter of 2024, compared to 25.1% in the third quarter of 2023.

•	New student enrollments[2] were 158,395, compared to 154,299 in the third quarter of 2023.

•	As of September 30, 2024, the Company’s deferred revenue balance was RMB920.6 million (US$131.2 million), compared to RMB1,113.9 million as of December 31, 2023.

1 Net income margin is defined as net income as a percentage of net revenues.

2 New student enrollments for a given period refer to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses, such as “mini courses” and “RMB1 courses”, which we offer in the form of recorded videos or short live streaming, to strengthen our competitiveness and improve customer experience.

“As we review our performance for the third quarter of 2024, our business has continued to demonstrate resilience in a challenging market environment. Our total revenues for the quarter reached RMB491.3 million, while net profit rose to RMB89.3 million, marking an 8.6% sequential increase. This growth underscores the success of our strategic realignment towards high-return areas.

Looking ahead, the company will continue to strengthen its brand presence, enhance the user experience, and delve deeper into the learning needs of users across different age groups. Through continuous innovation, we aim to provide learners with more diverse and high-quality educational products and services. At the same time, the company will further optimize its cost structure, focusing resources on the most promising opportunities. We believe these actions will drive sustainable profitability growth and position the company to lead the adult online education sector in the long term,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands.

Mr. Hangyu Li, Finance Director of Sunlands, shared his thoughts on the quarter, stating, "This quarter, we have maintained strong cash flow with five consecutive quarters of positive cash flow from operating activities. The healthy cash position not only strengthens our ability to withstand uncertainty, but also provides stable financial support for future innovation and growth. Although net revenues slightly decreased year-over-year due to changes in offerings structure, we have successfully achieved a profit of RMB89.3 million for the quarter. This achievement underscores the resilience and adaptability of our business model. Looking ahead, our focus remains on maintaining profitability and enhancing operational efficiency to ensure that we continue to create value for our stakeholders while pursuing new growth avenues."

Financial Results for the third quarter of 2024

Net Revenues

In the third quarter of 2024, net revenues decreased by 6.4% to RMB491.3 million (US$70.0 million) from RMB524.6 million in the third quarter of 2023. The decrease was primarily driven by the decline in gross billings from post-secondary courses over the recent quarters, resulting in a year-over-year decrease of RMB66.7 million in net revenues from post-secondary courses, partially offset by the year-over-year growth in revenues from sales of goods such as books and learning materials in an amount of RMB36.0 million.

Cost of Revenues

Cost of revenues increased by 28.0% to RMB82.1 million (US$11.7 million) in the third quarter of 2024 from RMB64.1 million in the third quarter of 2023. The increase was primarily due to an increase in the cost of revenues from sales of goods such as books and learning materials.

Gross Profit

Gross profit decreased by 11.1% to RMB409.2 million (US$58.3 million) in the third quarter of 2024 from RMB460.5 million in the third quarter of 2023. The decrease was due to the lower gross profit from sales of goods.

Operating Expenses

In the third quarter of 2024, operating expenses were RMB343.4 million (US$48.9 million), representing a 1.4% increase from RMB338.5 million in the third quarter of 2023.

Sales and marketing expenses increased by 2.7% to RMB303.0 million (US$43.2 million) in the third quarter of 2024 from RMB295.0 million in the third quarter of 2023. The increase was mainly due to a growth in the headcount of our sales and marketing personnel.

General and administrative expenses decreased by 1.8% to RMB34.5 million (US$4.9 million) in the third quarter of 2024 from RMB35.1 million in the third quarter of 2023.

Product development expenses decreased by 30.5% to RMB5.8 million (US$0.8 million) in the third quarter of 2024 from RMB8.4 million in the third quarter of 2023. The decrease was mainly due to declined compensation expenses related to headcount reduction of our product development personnel.

Net Income

Net income for the third quarter of 2024 was RMB89.3 million (US$12.7 million), as compared to RMB131.6 million in the third quarter of 2023.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB13.08 (US$1.86) in the third quarter of 2024.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of September 30, 2024, the Company had RMB535.9 million (US$76.4 million) of cash, cash equivalents and restricted cash and RMB257.9 million (US$36.8 million) of short-term investments, as compared to RMB766.4 million of cash, cash equivalents and restricted cash and RMB142.1 million of short-term investments as of December 31, 2023.

Deferred Revenue

As of September 30, 2024, the Company had a deferred revenue balance of RMB920.6 million (US$131.2 million), as compared to RMB1,113.9 million as of December 31, 2023.

Share Repurchase

On December 6, 2021, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months. On December 1, 2023, the Company’s board of directors authorized to extend its share repurchase program over the next twenty-four months. As of November 20, 2024, the Company had repurchased an aggregate of 689,935 ADSs for approximately US$3.9 million under the share repurchase program.

Financial Results for the First Nine Months of 2024

Net Revenues

In the first nine months of 2024, net revenues decreased by 6.9% to RMB1,506.7 million (US$214.7 million) from RMB1,617.9 million in the first nine months of 2023.

Cost of Revenues

Cost of revenues increased by 23.0% to RMB235.9 million (US$33.6 million) in the first nine months of 2024 from RMB191.8 million in the first nine months of 2023. The increase was primarily due to an increase in the cost of revenues from sales of goods such as books and learning materials.

Gross Profit

Gross profit decreased by 10.9% to RMB1,270.8 million (US$181.1 million) from RMB1,426.1 million in the first nine months of 2023. The decrease was due to the lower gross profit from sales of goods.

Operating Expenses

In the first nine months of 2024, operating expenses were RMB1,023.4 million (US$145.8 million), representing a 5.5% increase from RMB970.3 million in the first nine months of 2023.

Sales and marketing expenses increased by 7.9% to RMB902.1 million (US$128.5 million) in the first nine months of 2024 from RMB836.4 million in the first nine months of 2023.

General and administrative expenses decreased by 6.5% to RMB100.9 million (US$14.4 million) in the first nine months of 2024 from RMB107.8 million in the first nine months of 2023.

Product development expenses decreased by 21.4% to RMB20.5 million (US$2.9 million) in the first nine months of 2024 from RMB26.1 million in the first nine months of 2023. The decrease was mainly due to declined compensation expenses related to headcount reduction of our product development personnel.

Net Income

Net income for the first nine months of 2024 was RMB284.3 million (US$40.5 million), compared with RMB485.6 million in the first nine months of 2023.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB41.52 (US$5.92) in the first nine months of 2024, compared with RMB70.29 in the first nine months of 2023.

Outlook

For the fourth quarter of 2024, Sunlands currently expects net revenues to be between RMB450 million to RMB470 million, which would represent a decrease of 13.2% to 16.9% year-over-year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0176 to US$1.00, the effective noon buying rate for September 30, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2024, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 5:30 AM U.S. Eastern Time, (6:30 PM Beijing/Hong Kong time) on November 22, 2024, following the quarterly results announcement.

For participants who wish to join the call, please access the link provided below to complete online registration 15 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:

https://register.vevent.com/register/BI723ccaebdbf44e96857bedb8c2c0c81e

Additionally, a live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at https://ir.sunlands.com/.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is a leader in China’s adult online education market and China’s adult personal interest learning market. With a one to many live streaming platform, Sunlands offers various degree- or diploma-oriented post-secondary courses as well as professional certification preparation, professional skills and interest courses. Students can access the Company's services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expenses, non-GAAP income from operations and Non-GAAP net income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net income exclude share-based compensation expenses, and basic and diluted net income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	763,800	535,887	76,363
Restricted cash	2,578	16	2
Short-term investments	142,084	257,939	36,756
Prepaid expenses and other current assets	109,018	106,462	15,171
Deferred costs, current	14,274	4,798	684
Total current assets	1,031,754	905,102	128,976

Non-current assets
Property and equipment, net	786,670	765,366	109,064
Intangible assets, net	975	854	122
Right-of-use assets	135,820	111,787	15,930
Deferred costs, non-current	68,773	61,091	8,705
Long-term investments	61,354	48,944	6,974
Deferred tax assets	-	23,397	3,334
Other non-current assets	33,160	237,427	33,833
Total non-current assets	1,086,752	1,248,866	177,962
TOTAL ASSETS	2,118,506	2,153,968	306,938

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2023	2024	2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	409,691	420,751	59,957
Deferred revenue, current	553,812	359,900	51,285
Lease liabilities, current portion	8,019	8,355	1,191
Long-term debt, current portion	38,654	38,654	5,508
Total current liabilities	1,010,176	827,660	117,941

Non-current liabilities
Deferred revenue, non-current	560,111	560,693	79,898
Lease liabilities, non-current portion	157,269	134,811	19,210
Deferred tax liabilities	3,742	2,678	382
Other non-current liabilities	6,994	7,937	1,131
Long-term debt	104,665	75,674	10,783
Total non-current liabilities	832,781	781,793	111,404
TOTAL LIABILITIES	1,842,957	1,609,453	229,345

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 3,131,807 and 3,131,807 shares issued as of December 31, 2023 and September 30, 2024, respectively; 2,702,523 and 2,625,41 shares
outstanding as of December 31, 2023 and September 30, 2024, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2023 and September 30, 2024, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,332,062 and 3,332,062 shares issued and outstanding
as of December 31, 2023 and September 30, 2024, respectively)	1	1	-
Treasury stock	-	-	-
Accumulated deficit	(2,171,284)	(1,887,008)	(268,896)
Additional paid-in capital	2,305,042	2,297,007	327,321
Accumulated other comprehensive income	143,276	136,001	19,380
Total Sunlands Technology Group shareholders’ equity	277,036	546,002	77,805
Non-controlling interest	(1,487)	(1,487)	(212)
TOTAL SHAREHOLDERS’ EQUITY	275,549	544,515	77,593
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,118,506	2,153,968	306,938

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2023	2024	2024
	RMB	RMB	US$
Net revenues	524,631	491,264	70,005
Cost of revenues	(64,131)	(82,093)	(11,698)
Gross profit	460,500	409,171	58,307

Operating expenses
Sales and marketing expenses	(294,969)	(303,047)	(43,184)
Product development expenses	(8,415)	(5,849)	(833)
General and administrative expenses	(35,092)	(34,472)	(4,912)
Total operating expenses	(338,476)	(343,368)	(48,929)
Income from operations	122,024	65,803	9,378
Interest income	7,625	7,810	1,113
Interest expense	(1,877)	(1,415)	(202)
Other income, net	8,601	10,443	1,488
Impairment loss on long-term investments	(61)	-	-
Loss on disposal of subsidiaries	-	(588)	(84)
Income before income tax benefit
and (loss)/gain from equity method investments	136,312	82,053	11,693
Income tax benefit	1,119	6,506	927
(Loss)/gain from equity method investments	(5,791)	730	104
Net income	131,640	89,289	12,724

Less: net income attributable to non-controlling interest	-	-	-
Net income attributable to Sunlands Technology Group	131,640	89,289	12,724
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	19.13	13.08	1.86
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,880,188	6,828,784	6,828,784

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Three Months Ended September 30,
	2023	2024	2024
	RMB	RMB	US$
Net income	131,640	89,289	12,724
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	3,358	(20,526)	(2,925)
Total comprehensive income	134,998	68,763	9,799
Less: comprehensive income attributable to non-controlling interest	-	-	-
Comprehensive income attributable to Sunlands Technology Group	134,998	68,763	9,799

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended September 30,
	2023	2024
	RMB	RMB
Net revenues	524,631	491,264
Less: other revenues	(43,808)	(84,838)
Add: tax and surcharges	16,921	23,931
Add: ending deferred revenue	1,277,040	920,593
Add: deferred revenue in connection with disposal of subsidiaries	-	3,423
Add: ending refund liability	101,591	119,618
Less: beginning deferred revenue	(1,379,073)	(986,938)
Less: beginning refund liability	(107,319)	(126,797)
Gross billings (non-GAAP)	389,983	360,256

Net income	131,640	89,289
Add: income tax benefit	(1,119)	(6,506)
Add: depreciation and amortization	7,664	7,355
Add: interest expense	1,877	1,415
Less: interest income	(7,625)	(7,810)
EBITDA (non-GAAP)	132,437	83,743

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2023	2024	2024
	RMB	RMB	US$
Net revenues	1,617,860	1,506,727	214,707
Cost of revenues	(191,777)	(235,883)	(33,613)
Gross profit	1,426,083	1,270,844	181,094

Operating expenses
Sales and marketing expenses	(836,352)	(902,065)	(128,543)
Product development expenses	(26,087)	(20,516)	(2,924)
General and administrative expenses	(107,817)	(100,853)	(14,371)
Total operating expenses	(970,256)	(1,023,434)	(145,838)
Income from operations	455,827	247,410	35,256
Interest income	21,747	27,675	3,944
Interest expense	(6,047)	(4,535)	(646)
Other income, net	25,570	19,238	2,741
Impairment loss on long-term investments	(61)	-	-
Gain/(loss) on disposal of subsidiaries	247	(838)	(119)
Income before income tax (expenses)/benefit
and loss from equity method investments	497,283	288,950	41,176
Income tax (expenses)/benefit	(5,208)	6,975	994
Loss from equity method investments	(6,445)	(11,649)	(1,660)
Net income	485,630	284,276	40,510

Less: net income attributable to non-controlling interest	1	-	-
Net income attributable to Sunlands Technology Group	485,629	284,276	40,510
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	70.29	41.52	5.92
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,909,141	6,846,146	6,846,146

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2023	2024	2024
	RMB	RMB	US$
Net income	485,630	284,276	40,510
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	30,634	(7,275)	(1,037)
Total comprehensive income	516,264	277,001	39,473
Less: comprehensive income attributable to non-controlling interest	1	-	-
Comprehensive income attributable to Sunlands Technology Group	516,263	277,001	39,473

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2023	2024
	RMB	RMB
Net revenues	1,617,860	1,506,727
Less: other revenues	(128,032)	(205,806)
Add: tax and surcharges	44,695	56,040
Add: ending deferred revenue	1,277,040	920,593
Add: deferred revenue in connection with disposal of subsidiaries	-	3,423
Add: ending refund liability	101,591	119,618
Less: beginning deferred revenue	(1,690,946)	(1,113,923)
Less: beginning refund liability	(133,066)	(143,744)
Gross billings (non-GAAP)	1,089,142	1,142,928

Net income	485,630	284,276
Add: income tax expenses/(benefit)	5,208	(6,975)
Add:depreciation and amortization	22,931	22,148
Add:interest expense	6,047	4,535
Less: interest income	(21,747)	(27,675)
EBITDA (non-GAAP)	498,069	276,309